UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 27, 2005

      Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

      Avenida Presidente Eduardo Frei Montalva 8301
           Quilicura
           Santiago
           Chile
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A April 26, 2005

Miguel Núñez
Chief Financial Officer

I Quarter 2005 Results

“D&S remains in an excellent position for gathering profits from investments made in 2004 during the coming quarters, hence delivering figures in accordance with the Company’s potential. Indeed, the policies adopted as well as the strong investment in new stores, the further implementation of the commercial strategy and the development of new business divisions start showing encouraging results”.

Highlights I Quarter 2005

•	Net revenues up 7.6 to Ch$361,781 million (US$617.4 million).

•	0.3% SSS increase for the quarter, 5.3% increase in total sales compared to same quarter previous year.

•	2.4% increase in total transactions (40.8 million transactions for the quarter).

•	Gross income up 32.5%, gross margin rose 510 bp. from 22.3% in 2004 to 27.4% in 2005.

•	Operating income up 107.2% to Ch$15,011 million (US$25.6 million) equivalent to 4.1% of revenues.

•	47.5% increase in EBITDA, EBITDA margin increased 210 bp to 7.7% of revenues.

•	4,840.8% increase in net profit to Ch$9,474 million (US$16.2 million) representing 2.6% of revenues.

•	104.3% increase in PRESTO revenues, 86.7% increase in the number of accounts in good standing and 63.1% growth in outstanding receivables by the end of the quarter compared to the same quarter in 2004.

•	Capex (investment in buildings, land and infrastructure) as of March 31, 2005 amounted to US$15.2 million, within budget for the year.

•	Financial debt as of March 31, 2005 totaled Ch$351,493 million (US$599.9 million), 36.8% short term and 55.8% in public offering instruments (bonds and commercial papers).

Material Events for The Period

January 27, 2005: Mr. Enrique Ostalé appointed member of the Board
 During ordinary board meeting of Distribución y Servicio D&S S.A. held on January 25 of 2005, Mr. Enrique Ostalé Cambiaso was appointed board member of D&S, replacing the vacant position subsequent to Mr. Rodrigo Cruz Matta’s resignation to the board last August 31, 2004.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
(562) 484 7757

Roberto Vergara
Investor Relations Associate
rvergara@dys.cl
(56-2) 484 7764

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$585.93).

Distribución y Servicio D&S S.A I Quarter 2005 Results

Results Period January-March 2005

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

First Quarter Consolidated Results

	2005			2004			Change
	Ch$	US$	% of	Ch$	US$	% of	%
	millions	millions	Rev.	millions	millions	Rev.

Sales	306,785	523.6	84.8%	291,230	497.0	86.6%	5.3%
Other Income	54,996	93.9	15.2%	44,922	76.7	13.4%	22.4%
Net revenues	361,781	617.4	100.0%	336,152	573.7	100.0%	7.6%

Cost of sales	262,585	448.2	72.6%	261,277	445.9	77.7%	0.5%
Gross Income / Margin	99,196	169.3	27.4%	74,875	127.8	22.3%	32.5%
Recurring Operating Expenses	71,377	121.8	19.7%	55,367	94.5	16.5%	28.9%
Start-up Expenses	5	0.0	0.0%	649	1.1	0.2%	-99.3%
Total Operating Expenses (SG&A)	71,381	121.8	19.7%	56,016	95.6	16.7%	27.4%
EBITDA	27,815	47.5	7.7%	18,859	32.2	5.6%	47.5%

Depreciation	12,804	21.9	3.5%	11,616	19.8	3.5%	10.2%
Total Operating Expenses	84,185	143.7	23.3%	67,631	115.4	20.1%	24.5%
Operating Income	15,011	25.6	4.1%	7,243	12.4	2.2%	107.2%
Financial Expenses	(4,074)	(7.0)	-1.1%	(4,889)	(8.3)	-1.5%	-16.7%
Other Non-operating Income (Expenses)	(32)	(0.1)	0.0%	(393)	(0.7)	-0.1%	-91.7%
Monetary Correction	(133)	(0.2)	0.0%	(1,246)	(2.1)	-0.4%	-89.3%
Non-Operating Income	(4,240)	(7.2)	-1.2%	(6,528)	(11.1)	-1.9%	-35.1%
Income before Tax	10,771	18.4	3.0%	716	1.2	0.2%	1,405.4%
Income Tax	(1,373)	(2.3)	-0.4%	(623)	(1.1)	-0.2%	120.2%
Minority Interest	(13)	(0.0)	0.0%	12	0.0	0.0%	-208.6%
Income	9,386	16.0	2.6%	104	0.2	0.0%	8,940.6%
Amortization of Goodwill	88	0.2	0.0%	88	0.2	0.0%	0.0%

Net Income	9,474	16.2	2.6%	192	0.3	0.1%	4,840.8%

Currency of March 2005, exchange rate US$=Ch$585.93 of March 31, 2004.

2005 Compared to 2004 First Quarter

For the first quarter 2005, net revenues increased 7.6% compared to the same period in 2004 to Ch$361,781 million (US$617.4 million). This increase resulted primarily from the 5.3% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period April 2004-March 2005, and the increase in revenues from the PRESTO financial services division. Same store sales (SSS) remain practically unchanged, with 0.3% increase in this first quarter 2005 compared to the same period in 2004. Gross income increased 32.5% to Ch$99,196 million (US$169.3 million) while gross income margin rose to 27.4% from 22.3% (510 bp. increase) in the same quarter of 2004. This increase is attributable to the further implementation of the low prices strategy PBS, to a higher share of private label products and to the sustained increase of revenues from the PRESTO financial services division. Selling and administrative expenses for this period (including depreciation) increased by 24.5% totaling Ch$84,185 million (US$143.7 million) representing 23.3% of revenues, compared to Ch$67,631 million (US$115.4 million) in the first quarter 2004. This is attributable to the new stores opened during the year 2004 (a total of six new stores: four LIDER Vecinos and two LIDER hypermarkets) and to increased expenses in

Distribución y Servicio D&S S.A I Quarter 2005 Results

existing stores in connection with policies focused on improving customer service standards. Additionally, the PRESTO financial services division recorded 89.4% higher operating expenses, primarily referred to allowances for doubtful accounts, which increased by 110.9%, from $3,488 million (US$6.0 million) in the first quarter 2004 to Ch$7,355 million (US$12.6 million) in 2005, consistent with growth in outstanding receivables and higher revenues from this division, thus contributing to the overall increase in consolidated operating expenses.

Operating income increased by 107.2% amounting to Ch$15,011 million (US$25.6 million) equivalent to 4.1% of revenues, compared to operating profit of Ch$7,243 million (US$12.4 million) representing 2.2% of revenues in the first quarter of 2004. EBITDA for this first quarter 2005 increased by 47.5% compared to the same period in 2004, totaling Ch$27,815 million (US$47.5 million) equivalent to 7.7% of revenues. Net income increased by 4,840.8% amounting to Ch$9,474 million (US$16.2 million) representing 2.6% of revenues compared to results for the same period in 2004 when net profit totaled Ch$192 million (US$0.3 million) equivalent to 0.1% of revenues.

Net Revenues

Net revenues for the first quarter 2005 were Ch$361,781 million (US$617.4 million), representing a 7.6% increase compared to revenues amounting to Ch$336,152 million (US$573.7 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	First Quarter
(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	306,785	291,230	5.3%
Other commercial income	31,904	29,478	8.5%

Sub-Total: Retail Revenues (LIDER and Farmalider)	338,689	320,708	5.6%

Retail Formats Revenues	338,689	320,708	5.6%
PRESTO Credit Card	13,546	6,629	104.3%
Others revenues (real estate and logistics)	9,546	8,815	8.3%

Total Net Revenues	361,781	336,152	7.6%

The 7.6% increase in net revenues for the period January-March 2005 resulted primarily from:

•	Retail formats (LIDER and Farmalider): A 5.6% increase in net revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$338,689 million (US$578.0 million) for the first quarter 2005 compared to Ch$320,708 million (US$547.3 million) for the same period in 2004. This increase resulted from a 10,834 m2 expansion in sales area, from 393,633 m2 at March 31, 2004 to 404,467 m2 at the same date in 2005 (enlargement of LIDER Express La Calera, two new LIDER hypermarkets -Plaza Vespucio and Punta Arenas- and four new LIDER Vecino compact hypermarkets -Temuco, Coquimbo, Irarrázaval and Quillota), equivalent to a 2.8% increase over the total sales area at March 31, 2004. In addition, Farmalider presents higher revenues due to the opening of 14 new pharmacy stores during the period April 2004 to March 2005.

Distribución y Servicio D&S S.A I Quarter 2005 Results

Sales originated in these new LIDER and Farmalider stores represent 7.7% of total retail sales in the first quarter 2005, while same stores sales account for 92.3% of total sales. Same store sales (SSS) did not present significant change, recording a 0.3% increase compared to SSS figures for the first quarter of 2004.

•	Credit Card. A 104.3% increase in revenues derived from the credit card operations for the first quarter 2005 compared to the same quarter in 2004, reflecting an increase in net financial revenues, including primarily interests and commissions, amounting to Ch$13,546 million (US$23.1 million) for the first quarter 2005 compared to Ch$6,629 million (US$11.3 million) for the same quarter in 2004. This is attributable to the growing number of accounts in good standing and active accounts at period end compared to the same date the previous year, to the launching of the Impactos PRESTO campaign which boosted sales on PRESTO card and to increased revenues from fees to cardholders and affiliated businesses, with the resulting growth in credit receivables and revenues.

•	Other Revenues. An 8.3% increase in other revenues from real estate operations and logistic services to Ch$9,546 million (US$16.3 million) for the first quarter 2005 from Ch$8,815 million (US$15.0 million) for the same period in 2004. This increase is primarily explained by higher logistic revenues due to increased sales and higher centralization at the distribution center.

Cost of Sales and Gross Profit

Gross profit for the first quarter 2005 was Ch$99,196 million (US$169.3 million), representing an increase of 32.5%, compared to Ch$74,875 million (US$127.8 million) for the same period 2004.

As a percentage of net revenues, the cost of sales for the first quarter 2005 was 72.6% compared to 77.7% for the first quarter 2004. Consequently, gross margin increased 510 bp. to 27.4% in the first quarter 2005 compared to 22.3% in the same period 2004.

Costs related to the PRESTO credit card operations are accounted for in selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses (including depreciation) for the first quarter 2005 totaled Ch$84,185 million (US$143.7 million), representing a 24.5% increase as compared to Ch$67,631 million (US$115.4 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses rose by 320 bp. to 23.3% for this period of 2005, from 20.1% in the same period of 2004, principally due to increased operating costs from new stores (6 new openings: four LIDER Vecino and two LIDER stores added in 2004), to increased operating expenses in existing stores explained by the implementation of higher service standards, and to higher provisions and operating expenses from the PRESTO financial services division, consistent with the increase in outstanding credit and revenues.

Selling and administrative expenses related to the credit card operations increased by 89.4% totaling Ch$11,252 million (US$19.2 million) for the first quarter 2005 compared to Ch$5,940 million (US$10.1 million) for the same period in 2004. This increase was principally attributable to higher allowances for doubtful accounts, which increased by 110.9% during the first quarter 2005 compared to the same quarter in 2004, and higher operating expenses (accounted for in the line of “Other expenses” in PRESTO income statement below) which

Distribución y Servicio D&S S.A I Quarter 2005 Results

increased by 58.9% during this first quarter compared to the same period the previous year, explained by higher outstanding receivables and increased revenues recorded at the PRESTO division.

Operating Income

Operating income for the first quarter 2005 was Ch$15,011 million (US$25.6 million), representing an increase of 107.2% as compared to operating profit of Ch$7,243 million (US$12.4 million) for the first quarter 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin. As a percentage of net revenues, operating profit for the first quarter 2005 is equivalent to 4.1%, representing an increase of 190 bp. compared to operating margin of 2.2% in the same period of 2004.

Non-operating Income

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

	First Quarter
(in millions of constant Ch$)	2005	2004

Financial income	585	138
Other non-operating income (1)	29	194
Amortization of negative goodwill	88	88
Minority interest	—	12

Total non-operating income	702	432

(1)	“Other” includes principally equity in earnings of related companies.

Non-operating Expense

The following table sets forth, for the periods indicated, the components of non operating expense on a consolidated basis:

	First Quarter
(in millions of constant Ch$)	2005	2004

Financial expense	4,074	4,889
Minority interest	13	—
Other non-operating expense (1)	154	213
Amortization of goodwill	493	512

Total non-operating expense	4,734	5,614

“Other” includes equity in losses of related companies and charitable contributions.

Distribución y Servicio D&S S.A I Quarter 2005 Results

Non-operating expense for the first quarter 2005 was Ch$4,734 million (US$8,1 million), representing a decrease of 15.7% compared to non operating expense of Ch$5,615 million (US$9.6 million) for the same period in 2004. The decrease in 2005 resulted primarily from lower financial expenses (16.7% decrease) due to a lower actual interest rate in the first quarter 2005 versus the same quarter of 2004. The actual interest rate is higher in the first quarter 2004 compared to 2005 due to fees in connection with the issuance of commercial papers, and commissions on credit hired in that period, which are not present in the same quarter of 2005.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net price level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$133 million (US$0.2 million) for the first quarter 2005, as compared to a net loss of Ch$1,246 million (US$2.1 million) for the same period in 2004, representing an 89.3% loss reduction.

Income Taxes

Income taxes for the first quarter 2005, including current and deferred taxes, amounted to Ch$1,373 million (US$2.3 million), 120.2% higher than the amount recorded in the same period of 2004.

Net Income

Net profit for the first quarter 2005 was Ch$9,474 million (US$16.2 million), representing an increase of 4,840.8% as compared to net profit of Ch$192 million (US$0.3 million) in the same period 2004. As a percentage of net revenues, net income is equivalent to a 2.6% in the first quarter 2005, representing an increase of 250 bp. in net income margin as compared to a net margin of 0.1% in the same period of 2004.

Presto Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	As of March 31,
(in millions of constant Ch$)	2005	2004	% Change

Net revenues	13,546	6,629	104.3%
Provisions for doubtful accounts	7,355	3,488	110.9%
Financial expenses	1,392	483	188.2%
Other expenses	3,897	2,452	58.9%
Selling and administrative expenses (Provisions + financial expenses + other expenses)	12,644	6,423	96.9%
Operating income	902	206	337.9%

Total accounts receivable, end of period	155,737	95,484	63.1%
Allowance for doubtful accounts	11,960	6,559	82.3%
Total accounts receivable net of provisions, end of period	143,777	88,925	61.7%

Number of accounts in good standing	1,304,822	698,956	86.7%
Average balance per account (in thousands of constant Ch$)	119	137	-13.1%
Allowance for doubtful accounts/Total net receivables	8.32%	7.38%

Distribución y Servicio D&S S.A I Quarter 2005 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of March 2005)

	Total Sales							Same Store Sales
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S (LIDER Stores + Farmalider)
2005	306,418				306,418	306,418	306,418	282,708				282,708	282,708	282,708
2004	291,308				291,308	291,308	291,308	281,781				281,781	281,781	281,781
%Change YoY	5.19%				5.19%	5.19%	5.19%	0.33%				0.33%	0.33%	0.33%

LIDER Express
2005	31,314				31,314	31,314	31,314	29,507				29,507	29,507	29,507
2004	32,258				32,258	32,258	32,258	29,957				29,957	29,957	29,957
%Change YoY	-2.9%				-2.9%	-2.9%	-2.9%	-1.5%				-1.5%	-1.5%	-1.5%
%D&S 2005	10.22				10.22	10.22	10.22	10.44				10.44	10.44	10.44
%D&S 2004	11.07				11.07	11.07	11.07	10.63				10.63	10.63	10.63

LIDER Vecino
2005	72,613				72,613	72,613	72,613	63,069				63,069	63,069	63,069
2004	62,817				62,817	62,817	62,817	61,180				61,180	61,180	61,180
%Change YoY	15.6%				15.6%	15.6%	15.6%	3.1%				3.1%	3.1%	3.1%
%D&S 2005	23.7				23.7	23.7	23.7	22.3				22.3	22.3	22.3
%D&S 2004	21.6				21.6	21.6	21.6	21.7				21.7	21.7	21.7

LIDER
2005	194,916				194,916	194,916	194,916	184,380				184,380	184,380	184,380
2004	189,632				189,632	189,632	189,632	184,082				184,082	184,082	184,082
%Change YoY	2.8%				2.8%	2.8%	2.8%	0.2%				0.2%	0.2%	0.2%
%D&S 2005	63.6				63.6	63.6	63.6	65.2				65.2	65.2	65.2
%D&S 2004	65.1				65.1	65.1	65.1	65.3				65.3	65.3	65.3

Groceries
2005	171,290				171,290	171,290	171,290	154,595				154,595	154,595	154,595
2004	160,904				160,904	160,904	160,904	144,413				144,413	144,413	144,413
%Change YoY	6.5%				6.5%	6.5%	6.5%	7.1%				7.1%	7.1%	7.1%
%D&S 2005	55.9				55.9	55.9	55.9	54.7				54.7	54.7	54.7
%D&S 2004	55.2				55.2	55.2	55.2	51.3				51.3	51.3	51.3

Perishables
2005	71,175				71,175	71,175	71,175	64,096				64,096	64,096	64,096
2004	70,066				70,066	70,066	70,066	62,865				62,865	62,865	62,865
%Change YoY	1.58%				1.58%	1.58%	1.58%	1.96%				1.96%	1.96%	1.96%
%D&S 2005	23.2				23.2	23.2	23.2	22.7				22.7	22.7	22.7
%D&S 2004	24.1				24.1	24.1	24.1	22.3				22.3	22.3	22.3

Non-Food
2005	65,420				65,420	65,420	65,420	58,984				58,984	58,984	58,984
2004	61,829				61,829	61,829	61,829	55,750				55,750	55,750	55,750
%Change YoY	5.8%				5.8%	5.8%	5.8%	5.8%				5.8%	5.8%	5.8%
%D&S 2005	21.3				21.3	21.3	21.3	20.9				20.9	20.9	20.9
%D&S 2004	21.2				21.2	21.2	21.2	19.8				19.8	19.8	19.8

Same Store Sales v/s Total Sales
Total Sales	306,418				306,418	306,418	306,418
SSS	282,708				282,708	282,708	282,708
Non SSS	23,710				23,710	23,710	23,710
%Sales SSS	92.3				92.3	92.3	92.3
% Sales Non SSS	7.7				7.7	7.7	7.7
Total Sales	306,418				306,418	306,418	306,418

Distribución y Servicio D&S S.A I Quarter 2005 Results

Sales Area

	2004	2004	2004	2004	2005
	IQ	IIQ	IIIQ	IVQ (adj)	IQ

Supermarkets

LIDER Express
m2 sales area	36,247	36,247	32,708	32,607	32,607
Number of stores	25	25	23	23	23
New stores in quarter	-1	0	-2	0	0
Additional square meters	-3,575	0	-3,539	-101	-101
Average m2 sales area/store	1,450	1,450	1,422	1,418	1,418

Hypermarkets

LIDER Vecino
m2 sales area	78,520	78,520	86,573	93,485	93,485
Number of stores	20	20	22	24	24
New stores in quarter	1	0	2	2	2
Additional square meters	5,860	0	8,053	6,912	0
Average m2 sales area/store	3,926	3,926	3,935	3,895	3,895

LIDER
m2 sales area	278,866	268,075	268,075	278,375	278,375
Number of stores	30	29	29	31	31
New stores in quarter	7	-1	0	2	2
Additional square meters	58,638	-10,791	0	10,300	0
Average m2 sales area/store	9,296	9,244	9,244	8,980	8,980

Hypermarkets: LIDER+LIDER Vecino
m2 sales area	357,386	346,595	354,648	371,860	371,860
Number of stores	50	49	51	55	55
New stores in quarter	8	-1	2	4	4
Additional square meters	63,864	-10,791	8,053	17,212	0
Average m2 sales area/store	7,140	7,073	6,954	6,761	6,761

Company Total

Supermarkets + Hypermarkets
Total m2 sales area	393,633	382,842	387,356	404,467	404,467
Total stores	75	74	74	78	78
Average m2 sales area/store	5,248	5,174	5,235	5,185	5,185

Distribución y Servicio D&S S.A I Quarter 2005 Results

Changes in Sales Area

Store - Location (City-Region)	Concept -Project type	Sales Area	Opening Date/	Owned/Leased
		m2 (adj)	Quarter

Kennedy (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	6,975	Jan 01-2004-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	9,299	Jan 01-2004-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	7,527	Jan 01-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	10,791	Jan 01-2004-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	6,905	Jan 01-2004-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	7,075	Jan 01-2004-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour) — Acquisition	6,982	Jan 01-2004-IQ	Owned
Arica (I Region)	LIDER Vecino — Transformation	5,711	Jan 10-2004-IQ	Owned

Velázquez (Metrop. Region)	LIDER (Ex Carrefour) — Closing	-10,791	Jun 01-2004-IIQ	Owned

Temuco-La Frontera (IX Region)	LIDER Express — Closing	-2,188	Jul 01-2004-IIIQ	Leased
Irarrázaval (Metrop. Region)	LIDER Express — Closing (to transform)	-2,064	Jul 05-2004-IIIQ	Owned
Coquimbo (IV Region)	LIDER Vecino — New	4,055	Jul 23-2004-IIIQ	Owned
Temuco-Barrio Inglés (IX Region)	LIDER Vecino — New	3,998	Jul 28-2004-IIIQ	Owned
La Calera (V Region)	LIDER Express — Remod.(adds 713m2)	1,687	Jul 04-2004-IIIQ	Owned

Plaza Vespucio (Metrop. Region)	LIDER — New	6,937	Nov 12-2004-IVQ	Leased
Irarrázaval (Metrop. Region)	LIDER vecino — New	4,170	Nov 22-2004-IVQ	Owned
Quillota (V Region)	LIDER Vecino — New	2,814	Nov 25-2004-IVQ	Owned
Punta Arenas (XII Region)	LIDER — New	6,335	Dec 11-2004-IVQ	Owned

Distribución y Servicio D&S S.A I Quarter 2005 Results

Geographic Distribution of D&S Stores

Region / City or	LIDER	LIDER	Total	LIDER	Total	Total D&S
Municipality		Vecino	Hypermarkets	Express	Supermarkets

Arica	—	1	1	—	—	1
Iquique	—	1	1	—	—	1
I Region	—	2	2	—	—	2

Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4

La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
IV Region	1	1	2	—	—	2

Calera	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	2	4	4	4	8

Cerrillos	1	—	1	—	—	1
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipu	3	—	3	2	2	5
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolen	1		1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramón	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	19	13	32	15	15	47

Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3

Talca	—	1	1	1	1	2
Curicó		1	1	—	—	1
VII Region	—	2	2	1	1	3

Los Angeles	—	1	1	—	—	1
Concepción	2	—	2	—	—	2
VIII Region	2	1	3	—	—	3

Temuco	1	1	2	—	—	2
IX Region	1	1	2	—	—	2

Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
X Region	2	1	3	—	—	3

Punta Arenas	1	—	1	—	—	1
XII Region	1	—	1	—	—	1

COMPANY TOTAL	31	24	55	23	23	78

Distribución y Servicio D&S S.A I Quarter 2005 Results

Explanatory Analysis of D&S Consolidated Results

Main Indicators

Currency of March 2005	January-March 2005		January-March 2005		Change 2005 / 2004
		% of		% of
	Th Ch$	revenues	Th Ch$	revenues	%

Net Revenues	361,780,789	100.00%	336,230,844	100.00%	7.60%
Gross Income	99,195,951	27.42%	74,892,202	22.27%	32.45%
Selling And Administrative Expenses	84,184,867	23.27%	67,647,341	20.12%	24.45%
Operating Income	15,011,084	4.15%	7,244,861	2.15%	107.20%
Financial Expenses	4,073,818	1.13%	4,889,686	1.45%	-16.69%
Non Operating Income	(4,239,589)	-1.17%	(6,529,155)	-1.94%	-35.07%
R.A.I.I.D.A.I.E.	27,556,044	7.62%	17,598,093	5.23%	56.59%
Net Income	9,474,241	2.62%	191,801	0.06%	4,839.61%
Initial Net Worth	456,464,274		316,050,811		44.43%
Net Income/ Initial Shareholders’ Equity	8.30%		0.24%

Condensed Balance Sheets

Currency of March 2005	03.31.2005	03.31.2004	% Change
	Th Ch$	Th Ch$	2005 / 2004

Current Assets	386,229,485	277,763,627	39.05%
Fixed Assets	585,915,112	563,328,241	4.01%
Operating Assets	972,144,597	841,091,868	15.58%
Other Assets	61,808,861	49,567,327	24.70%
Total Assets	1,033,953,458	890,659,195	16.09%

Current Liabilities	340,690,630	394,646,741	-13.67%
Long Term Liabilities	227,305,252	179,623,626	26.55%
Total Debt	567,995,882	574,270,367	-1.09%
Minority Interest	19,062	118,240	-83.88%
Net Worth	465,938,514	316,270,588	47.32%
Total Liabilities	1,033,953,458	890,659,195	16.09%

Financial Ratios

		03.31.2005	03.31.2004	% Change
		Th Ch$	Th Ch$	2005 / 2004

Total Debt	Thch$	567,995,882	574,270,367	-1.09%
Financial Debt	Thch$	351,491,678	349,839,736	0.47%
Liquidity Ratio	Times	1.13	0.70
Acid Ratio	Times	0.76	0.43
Total Debt/Total Assets	Times	0.55	0.64
Total Debt/Shareholder’s Equity	Times	1.22	1.82
Financial Debt/Shareholders’ Equity	Times	0.75	1.11
Interest Expenses Coverage	Times	6.83	3.86
Short Term Liabilities	%	60%	69%
Long Term Liabilities	%	40%	31%

Distribución y Servicio D&S S.A I Quarter 2005 Results

Explanatory Analysis of D&S Consolidated Results

Operational Indices

		03.31.2005	03.31.2004

Inventory Turnover	Times	8.9	10.0
Days of Inventory	Days	41.1	36.5

Profitability Ratios

		03.31.2005	03.31.2004

Return over Shareholders’ Equity	%	8.30%	0.24%
Return over Assets	%	3.67%	0.09%
Return over Operational Assets	%	3.90%	0.09%
Earnings per Share	Ch$	1.45	0.03
Return of Dividends	%		1.21%

Financial Debt

As of March 31, 2005	Ch$Mn	US$Mn	%

Bonds (D&S and Saitec)	138,073	235.6	39.3%
Commercial Papers (D&S)	58,154	99.3	16.5%
Banco Santander-Santiago	49,052	83.7	14.0%
Banco Citibank (D&S)	28,408	48.5	8.1%
Banco BBVA (D&S)	25,319	43.2	7.2%
BancoEstado (D&S)	21,134	36.1	6.0%
Banco de Chile	19,685	33.6	5.6%
Banco Crédito e Inversiones	120	0.2	0.0%
Banco Bice	3,675	6.3	1.0%
Banco Scotiabank (D&S)	1,249	2.1	0.4%
Other non-bank creditors	6,625	11.3	1.9%

Total Financial Debt	351,493	599.9	100.0%

Currency of March 2005, exchange rate 1US$=Ch$585.93 of March 31, 2005.

Distribución y Servicio D&S S.A I Quarter 2005 Results

Historical Information — Margins

Gross Margin (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2005	27.4
2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6

Recurring Expenses (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2005	19.7
2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7

EBITDA (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2005	7.7
2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8

Operating Income (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2005	4.1
2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1

Distribución y Servicio D&S S.A I Quarter 2005 Results

Quarterly Evolution 2004-2005

Consolidated Results

	I Q		%	II Q		%	III Q		%
In Ch$ Millions	2004	% of	Change	2004	% of	Change	2004	% of	Change
Currency of March 2005	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY

Sales	291,230	86.6%	21.0%	300,790	87.2%	20.7%	298,356	86.5%	18.1%
Other Income	44,922	13.4%	44.8%	44,297	12.8%	31.5%	46,577	13.5%	28.8%
Net revenues	336,152	100.0%	23.7%	345,087	100.0%	22.0%	344,933	100.0%	19.5%
Cost of sales	261,277	77.7%	25.2%	268,018	77.7%	24.5%	266,992	77.4%	20.3%
Gross Income / Margin	74,875	22.3%	18.6%	77,069	22.3%	14.0%	77,940	22.6%	16.8%
Recurring Operating Expenses	55,367	16.5%	43.4%	59,023	17.1%	37.0%	67,205	19.5%	50.8%
Start-up Expenses	649	0.2%	14,943.4%	142	0.0%	-39.1%	381	0.1%	-86.6%
Total Operating Expenses (SG&A)	56,016	16.7%	45.0%	59,166	17.1%	36.6%	67,586	19.6%	42.6%
EBITDA	18,859	5.6%	-23.0%	17,903	5.2%	-26.3%	10,354	3.0%	-46.4%
Depreciation	11,616	3.5%	25.1%	11,781	3.4%	24.1%	11,779	3.4%	22.8%
Total Operating Expenses	67,631	20.1%	41.2%	70,947	20.6%	34.4%	79,365	23.0%	39.2%
Operating Income	7,243	2.2%	-52.4%	6,122	1.8%	-58.6%	(1,425)	-0.4%	-114.6%
Financial Expenses	(4,889)	-1.5%	15.9%	(4,641)	-1.3%	22.8%	(4,408)	-1.3%	-4.0%
Other Non-operating Income (Expenses)	(393)	-0.1%	205.7%	(233)	-0.1%	622.7%	(164)	0.0%	0.1%
Monetary Correction	(1,246)	-0.4%	-207.2%	1,074	0.3%	-148.2%	1,806	0.5%	-228.2%
Non-Operating Income	(6,528)	-1.9%	105.0%	(3,800)	-1.1%	-37.1%	(2,766)	-0.8%	-55.1%
Income before Tax	716	0.2%	-94.1%	2,322	0.7%	-73.5%	(4,191)	-1.2%	-217.3%
Income Tax	(623)	-0.2%	-74.7%	81	0.0%	-105.4%	584	0.2%	-146.4%
Minority Interest	12	0.0%	-146.4%	22	0.0%	-206.6%	63	0.0%	-695.1%
Income	104	0.0%	-98.9%	2,425	0.7%	-66.5%	(3,543)	-1.0%	-253.7%
Amortization of Goodwill	88	0.0%	-2.0%	88	0.0%	-1.8%	88	0.0%	-1.9%
Net Income	192	0.1%	-98.0%	2,513	0.7%	-65.7%	(3,456)	-1.0%	-244.3%

	IV Q		%	I Q		%
In Ch$ Millions	2004	% of	Change	2005	% of	Change
Currency of March 2005	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY

Sales	348,415	86.5%	16.8%	306,785	84.8%	5.3%
Other Income	54,352	13.5%	33.2%	54,996	15.2%	22.4%
Net revenues	402,766	100.0%	18.7%	361,781	100.0%	7.6%
Cost of sales	302,766	75.2%	12.0%	262,585	72.6%	0.5%
Gross Income / Margin	100,001	24.8%	45.3%	99,196	27.4%	32.5%
Recurring Operating Expenses	75,392	18.7%	49.1%	71,377	19.7%	28.9%
Start-up Expenses	1,209	0.3%	-45.1%	5	0.0%	-99.3%
Total Operating Expenses (SG&A)	76,601	19.0%	45.2%	71,381	19.7%	27.4%
EBITDA	23,400	5.8%	45.6%	27,815	7.7%	47.5%
Depreciation	12,093	3.0%	23.2%	12,804	3.5%	10.2%
Total Operating Expenses	88,693	22.0%	41.7%	84,185	23.3%	24.5%
Operating Income	11,307	2.8%	80.9%	15,011	4.1%	107.2%
Financial Expenses	(4,608)	-1.1%	12.5%	(4,074)	-1.1%	-16.7%
Other Non-operating Income (Expenses)	(133)	0.0%	-79.2%	(32)	0.0%	-91.7%
Monetary Correction	462	0.1%	-70.9%	(133)	0.0%	-89.3%
Non-Operating Income	(4,280)	-1.1%	35.8%	(4,240)	-1.2%	-35.1%
Income before Tax	7,028	1.7%	126.7%	10,771	3.0%	1,405.4%
Income Tax	(1,126)	-0.3%	-19.6%	(1,373)	-0.4%	120.2%
Minority Interest	29	0.0%	130.0%	(13)	0.0%	-208.6%
Income	5,931	1.5%	246.7%	9,386	2.6%	8,940.6%
Amortization of Goodwill	88	0.0%	-2.4%	88	0.0%	0.0%
Net Income	6,018	1.5%	234.3%	9,474	2.6%	4,840.8%

Distribución y Servicio D&S S.A I Quarter 2005 Results

Income Statement — Annual Series

Consolidated Annual Results

	1999			2000			2001
In Ch$ Millions	Ch$	% of	% Change	Ch$	% of	% Change	Ch$	% of	% Change
Currency of March 2005	Millions	revenues	YoY	Millions	revenues	YoY	Millions	revenues	YoY

Sales	840,740	91.4%	25.5%	786,474	90.6%	-6.5%	861,485	89.9%	9.5%
Other Income	79,352	8.6%	21.6%	81,689	9.4%	2.9%	96,457	10.1%	18.1%
Net revenues	920,092	100.0%	25.1%	868,163	100.0%	-5.6%	957,943	100.0%	10.3%
Cost of sales	727,484	79.1%	25.4%	679,245	78.2%	-6.6%	742,295	77.5%	9.3%
Gross Income / Margin	192,608	20.9%	24.2%	188,917	21.8%	-1.9%	215,647	22.5%	14.1%
Recurring Operating Expenses	126,625	13.8%	32.2%	108,305	12.5%	-14.5%	124,314	13.0%	14.8%
Start-up Expenses	190	0.0%	-98.4%	1,451	0.2%	664.1%	2,635	0.3%	81.6%
Total Operating Expenses (SG&A)	126,815	13.8%	17.9%	109,755	12.6%	-13.5%	126,949	13.3%	15.7%
EBITDA	65,793	7.2%	38.5%	79,162	9.1%	20.3%	88,698	9.3%	12.0%
Depreciation	35,289	3.8%	75.2%	29,939	3.4%	-15.2%	31,592	3.3%	5.5%
Total Operating Expenses	162,104	17.6%	26.9%	139,694	16.1%	-13.8%	158,541	16.6%	13.5%
Operating Income	30,503	3.3%	11.5%	49,223	5.7%	61.4%	57,106	6.0%	16.0%
Financial Expenses	-20,277	-2.2%	189.8%	-15,869	-1.8%	-21.7%	-12,888	-1.3%	-18.8%
Other Non-operating Income (Expenses)	-16,296	-1.8%	-4,823.3%	365	0.0%	-102.2%	-1,226	-0.1%	-436.2%
Monetary Correction	-1,601	-0.2%	-210.3%	676	0.1%	-142.3%	5,810	0.6%	758.8%
Non-Operating Income	-38,174	-4.1%	634.2%	-14,828	-1.7%	-61.2%	-8,304	-0.9%	-44.0%
Income before Tax	-7,671	-0.8%	-134.6%	34,395	4.0%	-548.4%	48,802	5.1%	41.9%
Income Tax	-2,426	-0.3%	13.9%	-3,578	-0.4%	47.5%	-7,678	-0.8%	114.6%
Minority Interest	-38	0.0%	-9.5%	-106	0.0%	181.6%	-172	0.0%	62.7%
Income	-10,134	-1.1%	-150.7%	30,711	3.5%	-403.0%	40,952	4.3%	33.3%
Amortization of Goodwill	349	0.0%	-1.0%	349	0.0%	0.0%	354	0.0%	1.6%
Net Income	-9,786	-1.1%	-148.1%	31,060	3.6%	-417.4%	41,307	4.3%	33.0%

	2002			2003			2004
In Ch$ Millions	Ch$	% of	% Change	Ch$	% of	% Change	Ch$	% of	% Change
Currency of March 2005	Millions	revenues	YoY	Millions	revenues	YoY	Millions	revenues	YoY

Sales	947,409	88.7%	10.0%	1,040,852	88.0%	9.9%	1,238,790	86.7%	19.0%
Other Income	120,484	11.3%	24.9%	141,687	12.0%	17.6%	190,148	13.3%	34.2%
Net revenues	1,067,894	100.0%	11.5%	1,182,538	100.0%	10.7%	1,428,938	100.0%	20.8%
Cost of sales	824,158	77.2%	11.0%	916,254	77.5%	11.2%	1,099,053	76.9%	20.0%
Gross Income / Margin	243,736	22.8%	13.0%	266,284	22.5%	9.3%	329,885	23.1%	23.9%
Recurring Operating Expenses	161,217	15.1%	29.7%	176,805	15.0%	9.7%	256,987	18.0%	45.4%
Start-up Expenses	5,033	0.5%	91.0%	5,290	0.4%	5.1%	2,381	0.2%	-55.0%
Total Operating Expenses (SG&A)	166,250	15.6%	31.0%	182,094	15.4%	9.5%	259,368	18.2%	42.4%
EBITDA	77,486	7.3%	-12.6%	84,190	7.1%	8.7%	70,516	4.9%	-16.2%
Depreciation	34,451	3.2%	9.0%	38,188	3.2%	10.8%	47,269	3.3%	23.8%
Total Operating Expenses	200,701	18.8%	26.6%	220,282	18.6%	9.8%	306,637	21.5%	39.2%
Operating Income	43,035	4.0%	-24.6%	46,002	3.9%	6.9%	23,248	1.6%	-49.5%
Financial Expenses	-13,639	-1.3%	5.8%	-16,684	-1.4%	22.3%	-18,545	-1.3%	11.2%
Other Non-operating Income (Expenses)	-6,254	-0.6%	410.3%	-967	-0.1%	-84.5%	-924	-0.1%	-4.4%
Monetary Correction	5,533	0.5%	-4.8%	-886	-0.1%	-116.0%	2,096	0.1%	-336.5%
Non-Operating Income	-14,360	-1.3%	72.9%	-18,536	-1.6%	29.1%	-17,373	-1.2%	-6.3%
Income before Tax	28,674	2.7%	-41.2%	27,465	2.3%	-4.2%	5,875	0.4%	-78.6%
Income Tax	-4,744	-0.4%	-38.2%	-6,612	-0.6%	39.4%	-1,085	-0.1%	-83.6%
Minority Interest	-63	0.0%	-63.3%	-43	0.0%	-31.2%	126	0.0%	-390.5%
Income	23,867	2.2%	-41.7%	20,810	1.8%	-12.8%	4,916	0.3%	-76.4%
Amortization of Goodwill	356	0.0%	0.5%	359	0.0%	0.8%	352	0.0%	-2.0%
Net Income	24,223	2.3%	-41.4%	21,169	1.8%	-12.6%	5,268	0.4%	-75.1%

Distribución y Servicio D&S S.A I Quarter 2005 Results

FECU — Balance Sheets

Assets

Type of currency: Chilean pesos (thousands) of March 2005	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 03/31/2005	to 03/31/2004

Total Current Assets	386,229,485	277,763,627	39.0%
Cash and cash equivalents	9,618,804	8,307,581	15.8%
Time deposits	—	—
Marketable securities (net)	54,704,013	2,700,430	1,925.8%
Sales debtors (net)	136,783,113	102,062,297	34.0%
Notes receivable (net)	1,145,687	1,543,189	-25.8%
Sundry debtors (net)	35,434,787	36,101,327	-1.8%
Documents and accounts receivable from related companies	1,484,348	1,473,207	0.8%
Inventories (net)	126,329,155	106,906,932	18.2%
Refundable taxes	12,351,072	10,187,307	21.2%
Prepaid expenses	4,024,456	4,685,385	-14.1%
Deferred taxes	3,659,157	2,953,376	23.9%
Other current assets	694,893	842,596	-17.5%
Leasing contracts (net)
Assets for leasing (net)

Total Fixed Assets	585,915,112	563,328,241	4.0%
Land	165,556,106	158,561,348	4.4%
Buildings and infrastructure	459,200,293	424,152,467	8.3%
Machinery and equipment	163,197,401	150,840,161	8.2%
Other fixed assets	73,874,024	66,863,728	10.5%
Reserve for technical revaluation of fixed assets	4,150,262	4,134,679	0.4%
Depreciation (minus)	(280,062,974)	(241,224,142)	16.1%

Total Other Assets	61,808,861	49,567,327	24.7%
Investment in related companies	1,890,743	1,642,391	15.1%
Investment in other companies	71,771	71,778	0.0%
Goodwill	31,014,341	31,607,924	-1.9%
Negative goodwill (minus)	(263,835)	(615,668)	-57.1%
Long-term debtors	16,835,687	8,170,467	106.1%
Notes and accounts receivable from related companies — long term
Long-term deferred taxes	5,967,068	2,668,423	123.6%
Intangibles
Amortization (minus)
Others	6,293,086	6,022,012	4.5%
Long-term leasing contracts (net)

Total Assets	1,033,953,458	890,659,195	16.1%

Distribución y Servicio D&S S.A I Quarter 2005 Results

FECU — Balance Sheets

Liabilities

Type of currency: Chilean pesos (thousands) of March 2005	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 03/31/2005	to 03/31/2004

Total Current Liabilities	340,690,630	394,646,741	-13.7%
Debt with banks and financial institutions — short term	39,979,247	85,079,674	-53.0%
Debt with banks and financial institutions — long term portion	17,986,487	20,396,315	-11.8%
Obligations with public (notes)	58,153,690	59,151,479	-1.7%
Obligations with public — short term portion (bonds)	7,497,003	3,819,172	96.3%
Long term debt with maturity within a year	5,885,742	5,868,067	0.3%
Dividends to be paid	—	—
Accounts payable	177,975,552	184,927,818	-3.8%
Documents payable	—	—
Sundry creditors	5,763,538	6,079,477	-5.2%
Documents and accounts payable to suppliers	9,232,113	10,909,061	-15.4%
Accruals	13,439,654	14,103,925	-4.7%
Witholdings	4,650,247	3,412,615	36.3%
Income tax	—	67,914	-100.0%
Income received in advance	34,735	23,237	49.5%
Deferred taxes	—	—
Other current assets	92,622	807,987	-88.5%

Total Long Term Liabilities	227,305,252	179,623,626	26.5%
Debt with banks and financial institutions	86,207,736	32,284,212	167.0%
Obligations with public — long term (bonds)	130,576,490	134,432,668	-2.9%
Documents payable — long term	191,319	215,367	-11.2%
Sundry creditors — long term	5,015,518	8,592,785	-41.6%
Notes & accounts payable to related companies	—	—
Accruals	4,977,377	3,781,920	31.6%
Deferred taxes — long term	—	—
Other long term liabilities	336,812	316,674	6.4%

Minority Interest	19,062	118,240	-83.9%

Shareholders’ Equity	465,938,514	316,270,588	47.3%
Capital paid	378,815,151	221,704,972	70.9%
Capital revaluation reserve	(3,030,521)	(1,108,525)	173.4%
Additional paid-in capital
Other reserves	(1,169,444)	1,335,992	-187.5%
Retained earnings	91,323,328	94,338,149	-3.2%
Reserve for future dividends
Accrued income	92,383,234	101,141,840	-8.7%
Accrued loss (minus)
Income (loss) for the period	9,474,241	191,801	4,839.6%
Provisory dividends (minus)	(10,534,147)	(6,995,492)	50.6%
Accrued deficit development period

Total Liabilities	1,033,953,458	890,659,195	16.1%

Distribución y Servicio D&S S.A I Quarter 2005 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of March 2005	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 03/31/2005	to 03/31/2004

Operating Income	15,011,084	7,244,861	107.2%
Gross Margin	99,195,951	74,892,202	32.5%
Net revenues	361,780,789	336,230,844	7.6%
Cost of sales (minus)	(262,584,838)	(261,338,642)	0.5%
Selling and administrative expenses (minus)	(84,184,867)	(67,647,341)	24.4%

Non-operating Income	(4,239,589)	(6,529,155)	-35.1%
Financial/interest income	585,471	137,925	324.5%
Income from investment in related companies	87,949	145,031	-39.4%
Other non-operating income	4,602	74,719	-93.8%
Loss from investment in related companies (minus)	(63,527)	(25,756)	146.6%
Amortization of goodwill (minus)	(492,646)	(512,284)	-3.8%
Financial expenses (minus)	(4,073,818)	(4,889,686)	-16.7%
Other non-operating expenses (minus)	(154,339)	(212,939)	-27.5%
Monetary correction	108,336	(386,532)	-128.0%
Currency exchange differences	(241,617)	(859,633)	-71.9%

Income before Income Taxes and Extraordinary Items	10,771,495	715,706	1,405.0%

Income Tax	(1,372,602)	(623,465)	120.2%
Extraordinary Items
Net Income (Loss) before Minority Interest	9,398,893	92,241	10,089.5%
Minority Interest	(12,597)	11,608	-208.5%

Net Income (Loss)	9,386,296	103,849	8,938.4%

Amortization of negative goodwill	87,945	87,952	0.0%

Net Income (Loss) for the period	9,474,241	191,801	4,839.6%

Distribución y Servicio D&S S.A I Quarter 2005 Results

FECU — Cash Flows Statements — Indirect

Type of currency: Chilean pesos (thousands) of March 2005	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 03/31/2005	to 03/31/2004

Net Cash Flows from Operating Activities	(22,836,613)	(20,808,129)	9.7%
Income (loss) for the period	9,474,241	191,801	4,839.6%
Income on sale of fixed assets		12,771	-100.0%
(Gain) Loss on sale of fixed assets		12,771	-100.0%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	13,459,920	13,509,899	-0.2%
Depreciation for the period	12,803,555	11,618,341	10.2%
Amortization of intangibles
Writeoffs and provisions
Gain from investment in related companies (minus)	(87,949)	(145,031)	-39.4%
Loss from investment in related companies	63,527	25,756	146.6%
Amortization of goodwill	492,646	512,284	-3.8%
Amortization of negative goodwill (minus)	(87,945)	(87,952)	0.0%
Net monetary correction	(108,336)	386,532	-128.0%
Net currency exchange difference	241,617	859,633	-71.9%
Other credits to income statement which do not represent cash flows
Other charges to income statement which do not represent cash flows	142,805	340,336	-50.6%
Changes in assets affecting cash flows (increase) decrease	(21,207,019)	(8,860,636)	139.3%
Sales debtors	(12,056,686)	(2,902,073)	315.5%
Inventories	(8,635,310)	(7,108,265)	21.5%
Other assets	(515,023)	1,149,702	-144.8%
Changes in liabilities affecting cash flows (increase) decrease	(24,576,352)	(25,650,356)	-4.2%
Accounts payable related to the operation	(22,110,182)	(25,010,508)	-11.6%
Interest payable	2,193,764	2,173,386	0.9%
Income tax payable (net)	(599,972)	(1,260,277)	-52.4%
Other accounts payable related to results other than operation	(2,691,161)	46,960	-5,830.8%
VAT and other similar taxes payable (net)	(1,368,801)	(1,599,917)	-14.4%
Gain (loss) in minority interest	12,597	(11,608)	8.5%

Net Cash Flows from Financing Activities	12,015,873	27,825,229	-56.8%
Proceeds from issuance of common stock
Proceeds from loans	34,093,115	73,039,489	-53.3%
Bonds	12,017,095	12,381,287	-2.9%
Proceeds from loans from related companies
Proceeds from other loans from related companies		2,974,925	-100.0%
Other sources of financing
Payment of dividends (minus)		(7,016,541)	-100.0%
Withdrawals of capital (minus)
Repayment of loans (minus)	(18,059,909)	(41,268,352)	-56.2%
Repayment of bonds (minus)	(12,025,000)	(12,273,198)	-2.0%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(3,997,404)
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(12,024)	(12,381)	-2.9%
Other expenses related to financing activities (minus)

Net Cash Flows from Investing Activities	(9,662,009)	(30,365,769)	-68.2%
Proceeds from sale of property, plant and equipment		221,362	-100.0%
Proceeds from sale of long-term investments
Proceeds from sale of other investments		51,861,390	-100.0%
Decrease in loans to related companies
Decrease in other loans to related companies
Other proceeds from investment		5,046,142	-100.0%
Purchases of property, plant and equipment	(8,930,680)	(10,935,045)	-18.3%
Payment of capitalized interest (minus)	(234,166)	(266,184)	-12.0%
Long-term investments (minus)		(76,068,272)	-100.0%
Investment in financial instruments (minus)		(7,529)	-100.0%
Loans to related companies (minus)		(520)	-100.0%
Other loans to related companies (minus)	(4,217)
Other expenses from investing activities (minus)	(492,946)	(217,113)	127.0%

Net Cash Flows for The Period	(20,482,749)	(23,348,669)	-12.3%
Effect of Inflation On Cash and Cash Equivalents	2,046,889	(1,281,655)	-259.7%
Net Increase (Decrease) on Cash and Cash Equivalents	(18,435,860)	(24,630,324)	-25.1%
Cash And Cash Equivalents at Beginning of Year	80,868,269	33,959,905	138.1%
Cash And Cash Equivalents at End of Year	62,432,409	9,329,581	569.2%

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura — Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated:   April 27, 2005